Exhibit 12

UNISYS CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

($ in millions)

	Years Ended December 31
	2003	2002	2001	2000	1999
Fixed charges
Interest expense	$69.6	$66.5	$70.0	$79.8	$127.8
Interest capitalized during the period	14.5	13.9	11.8	11.4	3.6
Amortization of debt issuance expenses	3.8	2.6	2.7	3.2	4.1
Portion of rental expense representative of interest	55.2	53.0	53.9	42.2	46.3

Total Fixed Charges	143.1	136.0	138.4	136.6	181.8

Earnings
Income (loss) from continuing operations before income taxes	380.5	332.8	(46.5)	379.0	770.3
Add (deduct) the following:
Share of loss (income) of associated companies	(16.2)	14.2	(8.6)	(20.5)	8.9
Amortization of capitalized interest	10.2	8.8	5.4	2.2	—

Subtotal	374.5	355.8	(49.7)	360.7	779.2

Fixed charges per above	143.1	136.0	138.4	136.6	181.8
Less interest capitalized during the period	(14.5)	(13.9)	(11.8)	(11.4)	(3.6)

Total earnings (loss)	$503.1	$477.9	$76.9	$485.9	$957.4

Ratio of earnings to fixed charges	3.52	3.51	*	3.56	5.27

*	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges by approximately $61.5 million.